Amendment No. 3

SC 13D/A AMENDMENT NO. 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Multi-Color Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62583104

(CUSIP Number)

H. Kurt von Moltke, P.C.

Jenner & Block LLP

353 North Clark Street

Chicago, IL 60654

312-840-7499

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62583104

1	Names of Reporting Persons Diamond Castle Partners 2014, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,498,496

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,498,496

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,498,496 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☒ (1)

13	Percent of Class Represented by Amount in Row (11) 12.18%

14	Type of Reporting Person (See Instructions) PN

(1)   Excludes (i) 7,427 shares of Common Stock over which DCP 2014 Deal Leaders Fund, L.P., DCP 2014 GP, L.P., and DCP 2014 GP-GP, LLC have shared voting and dispositive power and (ii) 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power.  The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 62583104

1	Names of Reporting Persons DCP 2014 Deal Leaders Fund, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,427

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,427

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,427 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☒ (1)

13	Percent of Class Represented by Amount in Row (11) 0.04%

14	Type of Reporting Person (See Instructions) PN

(1)   Excludes (i) 2,498,496 shares of Common Stock over which Diamond Castle Partners 2014, L.P., DCP 2014 GP, L.P., and DCP 2014 GP-GP, LLC have shared voting and dispositive power and (ii) 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power.  The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 62583104

1	Names of Reporting Persons DCP 2014 GP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,505,923

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,505,923

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,505,923 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☒ (1)

13	Percent of Class Represented by Amount in Row (11) 12.21%

14	Type of Reporting Person (See Instructions) PN

(1)   Excludes 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power.  The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 62583104

1	Names of Reporting Persons DCP 2014 GP-GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,505,923

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,505,923

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,505,923 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☒ (1)

13	Percent of Class Represented by Amount in Row (11) 12.21%

14	Type of Reporting Person (See Instructions) OO

(1)         Excludes 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power.  The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 62583104

1	Names of Reporting Persons Ari J. Benacerraf

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO; PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,000

	8	Shared Voting Power 2,505,923

	9	Sole Dispositive Power 12,000

	10	Shared Dispositive Power 2,505,923

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,517,923

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13	Percent of Class Represented by Amount in Row (11) 12.27%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 62583104

1	Names of Reporting Persons Michael W. Ranger

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,505,923

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,505,923

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,505,923 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☒ (1)

13	Percent of Class Represented by Amount in Row (11) 12.21%

14	Type of Reporting Person (See Instructions) IN

(1)         Excludes 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power.  The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 62583104

1	Names of Reporting Persons Andrew H. Rush

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,505,923

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,505,923

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,505,923 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☒ (1)

13	Percent of Class Represented by Amount in Row (11) 12.21%

14	Type of Reporting Person (See Instructions) IN

(1)         Excludes 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power.  The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 62583104

AMENDMENT NO. 3 TO SCHEDULE 13D

Item 1.                                 Security and Issuer

This Amendment No. 3 to Schedule 13D is being filed jointly by (i) Diamond Castle Partners 2014, L.P., a Delaware limited partnership (the “2014 Fund”) and DCP 2014 Deal Leaders Fund, L.P., a Delaware limited partnership (the “2014 DL Fund” and, together with the 2014 Fund, the “2014 DC Funds”); (ii) the general partner of each of the 2014 DC Funds, DCP 2014 GP, L.P., a Delaware limited partnership (the “2014 GP”) and the general partner of the 2014 GP, DCP 2014 GP-GP, LLC, a Delaware limited liability company (the “2014 GP-GP”); and (iii) Ari J. Benacerraf, Michael W. Ranger and Andrew H. Rush, each as a managing member of 2014 GP-GP, to reflect the 2014 DC Funds entering into a Voting and Support Agreement with W/S Packaging Holdings, Inc., a Delaware corporation (“Parent”), and Monarch Merger Corporation, an Ohio corporation and a wholly-owned subsidiary of Parent (“Sub”). Each person and entity filing this Amendment No. 3 is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 12, 2011 and amended on February 3, 2014 and November 20, 2014 is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 3 (as amended, the “Statement”).  This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Second Amendment.  The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth herein.  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Statement.

Item 4.                                 Purpose of Transaction

The disclosure in Item 4 of this Statement is amended by adding the following to the end thereof:

Agreement and Plan of Merger

On February 24, 2019, the Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent, and Sub. The Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement have been unanimously approved by the Issuer’s board of directors (the “Issuer Board”). Parent and Sub are affiliates of Platinum Equity, a Beverly Hills-based private equity firm (“Platinum”).

Merger. The Merger Agreement provides for the merger of Sub with and into the Issuer, on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger. As a result of the Merger, the Issuer will become a wholly-owned subsidiary of Parent.

Merger Consideration. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share (a “Share”) of common stock of the Issuer  issued and outstanding immediately prior to the Effective Time (other than (i) Shares held by Issuer shareholders who have not voted in favor of the adoption of the Merger Agreement and have complied with the provisions of the Ohio General Corporation Law (the “OGCL”) concerning the right of holders of Shares to require payment of fair cash value of their Shares in accordance with the provisions of Section 1701.85 of the OGCL and (ii) Shares that are held in the treasury of the Issuer or owned of record by any wholly-owned subsidiary of the Issuer, Parent or any wholly-owned subsidiary of Parent) will be converted into the right to receive $50.00 per Share in cash (the “Merger Consideration”), without interest, less any applicable withholding taxes.

Closing Conditions. The consummation of the Merger is subject to the satisfaction or waiver of specified closing conditions, including (i) the adoption of the Merger Agreement by the affirmative vote of the Issuer shareholders entitled to exercise a majority of the voting power (the “Requisite Shareholder Approval”), (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of required antitrust approvals and clearances in the European Union, Mexico and South Africa and (iii) other customary closing conditions. The consummation of the Merger is not subject to a financing condition.

Non-Solicitation; Change of Recommendation. The Merger Agreement generally prohibits the Issuer’s solicitation of third-party offers or proposals relating to the direct or indirect acquisition or purchase of an interest in assets representing more than 20% of the consolidated assets of the Issuer and its subsidiaries, taken as a whole, or 20% of the issued and outstanding Shares (a “Competing Proposal”), and restricts the Issuer’s ability to furnish non-public information to, or participate in any discussions or negotiations with, any third party with respect to

CUSIP No. 62583104

any Competing Proposal, in each case, subject to certain limited exceptions. The Merger Agreement also contains covenants that require, subject to certain limited exceptions, (i) the Issuer to file a proxy statement with the SEC and call and hold a shareholder meeting and (ii) the Issuer Board to recommend that the Issuer’s shareholders adopt the Merger Agreement. However, at any time prior to the receipt of the Requisite Shareholder Approval, the Issuer Board is permitted, after following certain procedures set forth in the Merger Agreement, to change its recommendation to the Issuer’s shareholders, and, if so desired by the Issuer Board, terminate the Merger Agreement in order to cause the Issuer to concurrently enter into a definitive agreement with respect to a Competing Proposal, if prior to taking such action and subject to certain conditions, a bona fide written Competing Proposal is made after the date of the Merger Agreement that did not result from a breach of the non-solicitation provision of the Merger Agreement that the Issuer Board determines in good faith, after consultation with its financial advisors and outside legal counsel, is a Superior Proposal (as defined in the Merger Agreement) and the failure to change its recommendation to the Issuer’s shareholders would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

The Issuer Board may also change its recommendation, after following certain procedures set forth in the Merger Agreement, in response to an Intervening Event (as defined in the Merger Agreement) if the Issuer Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to change its recommendation to the Issuer’s shareholders would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

Notwithstanding any such change of recommendation, unless the Merger Agreement has been terminated in accordance with its terms, the Issuer must submit the Merger Agreement to its shareholders at a special meeting for the purpose of obtaining the Requisite Shareholder Approval.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 7.9 hereto and incorporated by reference herein.

Voting and Support Agreement

On February 24, 2019, the 2014 DC Funds entered into a Voting and Support Agreement with Parent and Sub (the “Voting Agreement”). Under the Voting Agreement, the 2014 DC Funds have agreed, among other things, to vote in favor of the approval and adoption of the Merger Agreement. The Voting Agreement contains restrictions applicable to the 2014 DC Funds similar to those in the Merger Agreement prohibiting solicitations of Competing Proposals, subject to the terms and conditions therein.

The Voting Agreement automatically terminates and expires upon the earliest of: (i) the mutual written agreement of the parties thereto; (ii) the Effective Time; (iii) the entry into, or effectiveness of, any amendment to or modification of, or the grant of any waiver of, any provision of the Merger Agreement that (x) would reduce, or alter the form of, the Merger Consideration, (y) would have the effect of adding any conditions precedent to the consummation of the Merger, the closing of the Merger or the Effective Time, or (z) would, or would reasonably be expected to, reduce the 2014 DC Funds’ rights, or increase the 2014 DC Funds’ obligations or liabilities, under the Voting Agreement, in the case of each of the foregoing clauses (x), (y) and (z), without the prior written consent of the 2014 DC Funds; (iv) the termination of the Merger Agreement pursuant to the terms therein; (v) the Issuer Board making a change of its recommendation to the Issuer’s shareholders pursuant to the terms of the Merger Agreement; (vi) any termination of the Voting and Support Agreement, dated as of February 24, 2019, by and among Constantia Flexibles Holding GmbH, Parent and Sub; and (vii) August 24, 2019.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 7.10 hereto and incorporated by reference herein.

Item 5.                                 Interests in Securities of the Issuer

The disclosure in Item 5 of this Statement is hereby amended by replacing it in its entirety with the following:

The information contained in Items 3, 4 and 6 of this Statement is incorporated by reference.

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Statement that relate to the aggregate number and percentage of Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Statement that relate to the number of Shares as to which each of the Reporting Persons has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.

CUSIP No. 62583104

The 2014 GP is the general partner of each of the 2014 DC Funds, and, as such, may be deemed to share voting and investment power over the Shares held directly by the 2014 DC Funds.  The 2014 GP disclaims beneficial ownership of such Shares.  The 2014 GP-GP is the general partner of the 2014 GP, and, as such may be deemed to share voting and investment power over the Shares held directly by the 2014 DC Funds and that may be deemed to be beneficially owned by the 2014 GP.  The 2014 GP-GP disclaims beneficial ownership of such Shares.  Ari J. Benacerraf, Michael W. Ranger and Andrew H. Rush are the managing members of the 2014 GP-GP and, as such, may be deemed to share voting and investment power over the Shares held directly by the 2014 DC Funds and that may be deemed to be beneficially owned by the 2014 GP and the 2014 GP-GP.  Each of Ari J. Benacerraf, Michael W. Ranger and Andrew H. Rush disclaims beneficial ownership of such Shares.

The percentages used in this filing are calculated based on the number of outstanding Shares as of January 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2018, filed with the SEC on February 11, 2019.

Each of the Reporting Persons (other than Mr. Benacerraf) disclaims beneficial ownership of the shares held solely by Mr. Benacerraf and this Statement shall not be deemed to be an admission that such person is the beneficial owner of such securities for any purpose.

(c) Other than as specifically set forth herein with respect to the Merger Agreement and Voting Agreement, there have been no transactions with respect to Shares effected during the past 60 days by any of the Reporting Persons.

(d) Except as otherwise described in Item 6 of this Statement, no person is known by any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended by adding the following at the end thereof:

The information set forth in Item 4 of this Statement is hereby incorporated by reference into this Item 6.

Item 7.                                 Materials to be Filed as Exhibits

The exhibit index is hereby amended by adding the following to the end thereof:

Exhibit 7.9: Agreement and Plan of Merger, dated as of February 24, 2019, by and among Multi-Color Corporation, W/S Packaging Holdings, Inc. and Monarch Merger Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Multi-Color Corporation filed with the SEC on February 25, 2019).

Exhibit 7.10: Voting and Support Agreement, dated as of February 24, 2019, by and among Diamond Castle Partners 2014, L.P., DCP 2014 Deal Leaders Fund, L.P., W/S Packaging Holdings, Inc. and Monarch Merger Corporation (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Multi-Color Corporation filed with the SEC on February 25, 2019).

Exhibit 7.11: Joint Filing Agreement, dated February 26, 2019.

CUSIP No. 62583104

Signature.

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 26, 2019

DIAMOND CASTLE PARTNERS 2014, L.P.

	By:	DCP 2014 GP, L.P., its general partner

	By:	DCP 2014 GP-GP, LLC, its general partner

	By:	/s/ Ari J. Benacerraf
		Name:	Ari J. Benacerraf
		Title:	Managing Member

DCP 2014 DEAL LEADERS FUND, L.P.

	By:	DCP 2014 GP, L.P., its general partner

	By:	DCP 2014 GP-GP, LLC, its general partner

	By:	/s/ Ari J. Benacerraf
		Name:	Ari J. Benacerraf
		Title:	Managing Member

DCP 2014 GP, L.P.

	By:	DCP 2014 GP-GP, LLC, its general partner

	By:	/s/ Ari J. Benacerraf
		Name:	Ari J. Benacerraf
		Title:	Managing Member

DCP 2014 GP-GP, LLC

	By:	/s/ Ari J. Benacerraf
		Name:	Ari J. Benacerraf
		Title:	Managing Member

/s/ Ari J. Benacerraf
Ari J. Benacerraf

/s/ Michael W. Ranger
Michael W. Ranger

/s/ Andrew H. Rush
Andrew H. Rush